Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

STATEMENT OF STEPHEN L. JOHNSON

EXECUTIVE VICE PRESIDENT,

CORPORATE AND GOVERNMENT AFFAIRS OF US AIRWAYS, INC.

BEFORE THE UNITED STATES HOUSE OF REPRESENTATIVES

COMMITTEE ON THE JUDICIARY

SUBCOMMITTEE ON REGULATORY REFORM, COMMERCIAL AND ANTITRUST LAW

COMPETITION AND BANKRUPTCY IN THE AIRLINE INDUSTRY:

THE PROPOSED MERGER OF AMERICAN AIRLINES AND US AIRWAYS

FEBRUARY 26, 2013

Good morning, Chairman Bachus, Ranking Member Cohen, and members of the Subcommittee. Thank you for the opportunity today to discuss the proposed merger between American Airlines and US Airways, which we are confident will create the world’s best airline. My name is Stephen L. Johnson and I am Executive Vice President, Corporate and Government Affairs at US Airways. Our 32,000 employees operate over 3,000 flights per day that connect about 80 million passengers annually to more than 200 communities throughout the United States, Canada, Mexico, Europe, the Middle East, the Caribbean, and Central and South America. US Airways operates hubs in Charlotte, North Carolina; Philadelphia, Pennsylvania; Phoenix, Arizona; and here in Washington, DC.

Through the tireless efforts of our employees, US Airways has built a record of operational excellence serving our customers with superior on-time performance, completion rates and baggage handling. But for some time our customers have been telling us they want more: a broader network that can take them to more places, more efficiently. In response to that demand, America West Airlines merged with US Airways in 2005 and US Airways attempted to merge with Delta in 2007 and then United in 2010. In response to demand from their customers, Delta eventually merged with Northwest and United merged with Continental to create larger, more ubiquitous networks for the benefit of passengers, thereby creating a significant advantage versus the smaller networks of American and US Airways. Southwest responded to the same consumer demand when it acquired AirTran. All three transactions were cleared by the Justice Department because those combinations created substantial passenger benefits with minimal competitive overlap.

The combination of the complementary operations of American Airlines and US Airways will create a world-class global network offering consumers more choices to fly where they want, when they want, than either of us can offer separately. By providing our customers with a broader network, more choices and better service, the combination of American and US Airways will give passengers a stronger competitive alternative to Delta/Northwest and United/Continental and allow us to compete successfully with low cost airlines like Southwest/AirTran, JetBlue and others. We expect to maintain all of our existing hubs and service destinations enabling the New American Airlines to offer more than 6,700 flights daily and provide consumers access to 336 destinations in 56 countries. The combination will generate substantial net synergies and establish the financial foundation for a more stable company and better opportunities for our 100,000 employees.

Support for this combination from our customers, our employees, and the communities we serve is unprecedented. We are particularly gratified by the outpouring of support from our employees and the labor unions at both American Airlines and US Airways who recognize what the New American Airlines means for the futures of employees and their families. Several of the unions have submitted statements for the record in this hearing and I encourage the Subcommittee to look carefully at what they have to say. Importantly, support for the merger also comes from the Unsecured Creditors Committee in the American Airlines bankruptcy proceeding, which includes the Pension Benefit Guaranty Corporation (PBGC), labor interests and other unsecured creditors.

The Transaction Puts the Combined Company on the Path to Success

As Mr. Kennedy explained in his testimony, the combined company will operate under the iconic American Airlines brand and will maintain its headquarters in Dallas-Fort Worth with a significant corporate and operational presence in Phoenix. Ownership will be split 72%/28% between current American stakeholders and US Airways shareholders. The board of directors will be drawn from the creditor representatives and the current boards of American and US Airways. Tom Horton, the current Chairman and Chief Executive Officer of American, will stay on as Chairman of the combined company through the first annual meeting of shareholders. Doug Parker, the current Chairman and Chief Executive Officer of US Airways, will serve as Chief Executive Officer and as a member of the Board of Directors. Mr. Parker will assume the additional position of Chairman of the Board following the conclusion of Mr. Horton’s service. The remainder of the executive team will be drawn from the best of both teams.

The merger remains subject to regulatory review and approval of the court overseeing the American bankruptcy proceeding. We expect to able to complete this process in the third quarter of this year. When we do, it will be the culmination of one of the most successful bankruptcy reorganizations in history, one that has secured better pay for our employees, an enhanced opportunity for full recovery for American creditors, and a distribution to American equity holders.

The New American Airlines Will Benefit Consumers

More than ever, consumers want the ability to reach a broad range of destinations, whenever they want, on one airline system. Because of the limited size and scope of their respective networks, neither American Airlines nor US Airways is able to respond fully to that demand and both operate at a competitive disadvantage to the larger networks of Delta Air Lines and United Airlines. The merger will join two highly complementary networks across the globe, filling critical competitive service gaps for each airline, and create a better and more competitive alternative to Delta and United.

A broader airline network is better for passengers because it gives them more choices, a wider variety of services, and more competition on more routes. The network is able to provide these choices and services because it aggregates demand that independently cannot support profitable air service but collectively can do so. To illustrate this point, consider a world in which an airline operates only aircraft of 50 seats. If an origin city had 50 people who wanted to travel but among them wanted to go to five different cities, it is unlikely they could be served by the airline absent extraordinarily high prices because airlines cannot operate flights profitably where 80% of their seats are empty. But if this airline built a network with a hub serving the origin city and four other cities with comparable demand, as well as the five cities to which those originating passengers want to travel, the airline could fly full planes and expect to earn a reasonable return in doing so. Adding more origins, destinations, and hubs has an exponential effect on the number of possible routings served by a network, the number of passengers that can be served, and the ways that they can be served. It is these benefits which we seek to provide to passengers by combining the complementary networks and nine hubs of American and US Airways.

Figure 1: The Domestic Networks of American Airlines and US Airways are Highly

Complementary, Resulting in Improved Coverage Throughout the U.S.

System wide, American Airlines serves 130 cities not served by US Airways, 48 of which are within the United States. Similarly, US Airways serves 62 cities not served by American Airlines, 48 of which are within the United States. By linking these destinations through our hub airports, the New American Airlines will give passengers new and improved online connecting options to get to the places they want to go, when they want to go. The result will be an airline that will have the most service across the Eastern and Central regions of the United States, and an expanded presence and stronger network in the Western United States.

Figure 2: The Merger Enables New Domestic Routings

US Airways has historically provided extensive air service to small and medium communities and the merger will allow us to extend that focus to the American Airlines system. Many of the new online connections created by the merger of American and US Airways involve smaller communities. The broader network created by the merger will give us the ability to bring heightened levels of service to those communities that neither of us could afford to provide on our own. The number of passengers benefitting from this combination will grow exponentially as larger communities receive new online connecting service. To illustrate the effect of the superior combined network, even if you focus only on airports with more than 50 departures per week, the merger will create over 1,300 new online connecting routes benefitting millions of passengers.

Figure 3: The Merger Will Connect Several New Cities

Examples of New Domestic Online Routes
US Airways-Served Airports	AA-Served Airports
Asheville, NC	Cedar Rapids/Iowa City, IA
Augusta, GA	Colorado Springs, CO
Fayetteville, NC	Fargo, ND
Jacksonville, NC	Jackson, WY
New Bern, NC	La Crosse, WI
Newport News/Williamsburg, VA	Madison (Dane County), WI
Roanoke, VA	Rapid City (Regional), SD
Tri-Cities Regional, TN	Rochester, MN
Wilmington, NC	Sioux Falls, SD
Yuma, AZ	Wausau (Central), WI

The combination of American Airlines and US Airways is also expected to offer service to 21 destinations in Europe and the Middle East; deepen its coverage throughout Latin America, providing extensive access between the US Airways network and Central and South America; and create a foundation for expanded transpacific service.

Figure 4: US Airways and American Have Complementary International Flight Networks

The new network will also enhance oneworld as a competitive alternative to other international airline alliances. By adding US Airways and its depth of service to the oneworld alliance, international travelers will have more options. For example, by adding US Airways’ hubs at Philadelphia and Charlotte to oneworld, the alliance will have access for the first time to connecting hubs in the Northeastern and Southeastern United States, small and medium sized communities in the Eastern United States will have access to the oneworld network, and East Coast passengers served by US Airways and the oneworld carriers will have greater opportunities for transatlantic travel. The combination of American and US Airways will also provide the foundation for increased transpacific service and a more effective and competitive partnership with the Pacific region oneworld partners. The merger, therefore, will enable oneworld to become a stronger global competitor against the larger Star and SkyTeam alliances.

Figure 5: A Stronger oneworld Enhances Competition among the Largest Airline Alliances

The Merger Will Generate Significant Synergies Leading to Improved Financial Stability

The New American Airlines will be a financially stronger and more stable company. The US Airways business has been consistently profitable and the successful restructuring of American will return that business to profitability.

Additionally, as a result of the combination, we expect to generate over $1 billion in net synergies as we increase revenues from new passengers taking advantage of our broader network and improved service, and reduce costs from scale and the elimination of duplicative systems and management. The broader network’s improved schedule and connectivity, along with the redeployment of the combined fleet to better match capacity to customer demand, will generate approximately $900 million in annual network revenue synergies as passengers take advantage of the improved service offering of the New American Airlines. The combination will also generate approximately $550 million in annual cost synergies from scale improvements and the elimination of duplicative systems and management. This improved financial performance will enable the combined company to implement initiatives that will improve travelers’ experience and comfort, such as American Airlines’ landmark agreements with Airbus and Boeing for the purchase of more than 600 new aircraft.

The merger will require one-time transition-related costs of $1.2 billion, which will be spread over the next three years, and include costs for integrating our respective information technology platforms; harmonizing the interiors of our aircraft, livery, airports, and lounges; and obtaining a single operating certificate. These onetime costs are further evidence of our commitment to building the premier airline network in the world.

The Merger Provides Financial Security for Employees

As Mr. Kennedy described in more detail in his testimony, rising costs of fuel, the lingering effects of terrorist attacks, and the recent economic recession have created economic challenges for all airlines, which the industry’s employees have been forced to weather as well. Unfortunately, the employees of American and US Airways have not been spared. Through it all, our employees’ dedication to service has not wavered, and we are proud of their efforts to provide safe, reliable, on-time air service to the traveling public.

The merger would not be possible without the hard work of our employees and we would not be here today without our employees’ and their unions’ support for the merger. The financial stability of the combined company will also provide very significant benefits to our employees including better pay and benefits and a path to compensation that is equal to that of their counterparts at Delta and United; more jobs and greatly improved job security; and better opportunities for advancement.

The New American Airlines Will Enhance, Not Limit, Competition

Competition in the Airline Industry is Intense

Competition in the airline industry has never been more intense. Through recent mergers, United/Continental, Delta/Northwest and Southwest/AirTran have developed and expanded their networks in a quest to deliver passengers what they want. Because of the network effect I described earlier, they provide more choices and better service for passengers today than they did before their mergers.

Although it will become the largest airline in the United States, the New American Airlines will have only 23 percent of domestic available seats miles (an industry measure of capacity). Put another way, over 75 percent of the domestic airline capacity is outside of our control. We will compete against the nationwide networks of Delta with 20 percent share, United with 18 percent and Southwest with 18 percent. Each of these carriers has a head start over us in building a better network and each comes to passengers with different legacy investments, different strengths and different service offerings. Our success will be measured by passengers who move off their system on to ours as we offer more options and better service. But we fully expect those airlines will continue to improve their service and try to retain those customers. That is what competition is about.

Figure 6: National Shares of Domestic Airlines by ASMs

Carrier(s)	ASMs (000s)	Share of ASMs
Delta	2,881,554	20.9%
United	2,592,523	18.8%
Southwest	2,564,982	18.6%
American	2,029,668	14.7%
US Airways	1,349,538	9.8%
JetBlue	701,806	5.1%
Alaska Airlines	538,994	3.9%
Frontier	258,031	1.9%
Virgin America	246,265	1.8%
Hawaiian Airlines	212,701	1.5%
Spirit	200,785	1.5%
Allegiant	136,833	1.0%
Other	82,789	0.6%
Total	13,796,470	100.0%
US/AA	3,379,206	24.5%

The New American Airlines will also compete against a host of smaller, but lower cost airlines, including JetBlue, Spirit, Alaska, Frontier, Allegiant and Virgin America. Low cost carriers (LCCs), whether national in scope like Southwest or more regional in scope like JetBlue and others, have continued to refine their business models and exert significant competitive pressure. LCCs have also diversified their services to attract corporate travelers, offering preferred boarding and seating. Southwest, for example, has grown rapidly from a regional player to become the third largest carrier in the U.S. It employs about 46,000 employees and operates more than 3,500 flights daily on a fleet of nearly 700 aircraft, which serve more than 100 million customers annually. Through its acquisition of AirTran, it has extended its competition with the network carriers by now offering service to many Caribbean and Latin American countries. Southwest has become a formidable force in the industry, and other LCCs are emulating their practices with success.

These forces are here to stay and ensure that air travel will remain competitive.

The Transaction Will Not Adversely Impact Competition

The merger will better position the combined airline to compete in this dynamic marketplace, but not at the expense of competition. The New American Airlines is expected to offer more than 6,700 flights daily to more than 330 destinations in over 50 countries. Across this vast array of routes and combinations, US Airways and American Airlines overlap on only 12 non-stop airport-to-airport routes or 17 non-stop city-to-city routes. With the expiration next year of the Wright Amendment, which currently limits flying out of Dallas Love Field, nonstop competition from LCCs and other airlines is already present or will soon be added on all airport pair overlaps.

The limited number of these overlaps compares favorably with the three most recent large airline mergers—Delta/Northwest (2008), United/Continental (2010) and Southwest/AirTran (2011)—each of which was cleared after Justice Department antitrust review.

Figure 7: Comparison of Domestic Overlaps in Recent Airline Mergers

Measure	Delta/Northwest (2008)	United/Continental (2010)	Southwest/ AirTran (2011)	US Airways / American Airlines (2013)
Non-Stop Airport-to- Airport Overlapping Routes	11	13	23	12
Non-Stop City-to- City Overlapping Routes	13	14	24	17

Overlaps are based on 5+ roundtrips per week.

Source: OAG data.

The same is true internationally—US Airways and American have zero overlapping non-stop flights. In addition, among American’s immunized partners, US Airways has only one non-stop overlap on international flights. In sum, regardless of how competition may be measured, this is a merger of highly complementary operations in a highly competitive marketplace. Indeed, it is because our operations are so complementary and overlap so little that the combination of American Airlines and US Airways delivers the powerful passenger benefits that I described earlier.

Conclusion

The creation of the New American Airlines will be good for competition, consumers and choice. Expanding our network for the benefit of our customers, our employees, our shareholders and our communities was the motivation for bringing these companies together. Integration of the complementary service of American Airlines and US Airways will enhance competition in what are already vigorously competitive markets and, in doing so, significantly benefit each of these constituencies. Passengers and communities will benefit from more and better service, and more competition. Employees will receive improved pay, benefits and job security. Our shareholders will benefit from the improved financial stability of the combined company. The ability to deliver these benefits is why the combination has attracted unprecedented support from both airlines’ labor unions, our 100,000 employees, the financial markets and the communities we serve.

We look forward to continuing our discussion about the benefits of this merger and sharing our vision for creating the world’s best airline. Thank you.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.